Exhibit 21.1
Subsidiaries of LNB Bancorp, Inc.
December 31, 2013

Entity Name and Location	Jurisdiction of Incorporation
A. Bank and Bank-owned Subsidiaries of the Issuer

The Lorain National Bank, 457 Broadway, Lorain, Ohio 44052	Ohio

North Coast Community Development, 457 Broadway, Lorain, Ohio 44052	Ohio

B. Financial Services Subsidiaries of the Issuer

None